February 11, 2025

Corey Fishman
President and Chief Executive Officer
Iterum Therapeutics plc
200 South Wacker Dr., 31st Floor
Chicago, IL 60606

       Re: Iterum Therapeutics plc
           Registration Statement on Form S-3
           Filed February 7, 2025
           File No. 333-284774
Dear Corey Fishman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tamika Sheppard at 202-551-8346 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Brian A. Johnson